Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-215009 on Form F-10, and to the use of our reports dated March 30, 2016, relating to the consolidated financial statements of Sandstorm Gold Ltd. and its subsidiaries appearing in this report on Form 6-K of the Company.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

February 21, 2017